Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD PRODUCES 142,500 OUNCES OF GOLD IN FIRST NINE MONTHS OF 2014, COMPANY EXPECTS TO MEET OR EXCEED TOP END OF 2014 PRODUCTION GUIDANCE

●	Gold production in third quarter 2014 (“Q3/14”) of 45,600 ounces, 58% increase from third quarter 2013 (“Q3/13”)

●	Nine-month 2014 gold production (“9M/14”) of 142,500 ounces, 72% increase from first nine months of 2013 (“9M/13”)

●	Company on track to meet or exceed top end of production guidance for 2014 of 160,000 to 180,000 ounces of gold

●	Cash and bullion increased to approximately $67.0 million at September 30, 2014.

TORONTO, ONTARIO -- (Marketwired – October 3, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced strong production growth in both Q3/14 and 9M/14 compared to the same periods in 2013. A total of 45,600 ounces of gold was produced in Q3/14, an increase of 58% from Q3/13. Mill throughput during Q3/14 totaled 320,800 tonnes (approximately 3,490 tonnes per day) at an average grade of 4.6 grams per tonne with average mill recoveries of 96.7%. The Company poured 44,900 ounces of gold during the quarter, while gold sales totaled 45,500 ounces at an average selling price of US$1,284 per ounce ($1,397 per ounce). The Company’s cash and bullion totaled approximately $67.0 million at September 30, 2014.

In 9M/14, the Company achieved record production of 142,500 ounces, a 72% increase from the 82,900 ounces produced in 9M/13. Total mill throughput in 9M/14 was 914,400 tonnes (approximately 3,350 tonnes per day) at an average grade of 5.0 grams per tonne with average mill recoveries of 96.6%. Gold poured during 9M/14 totaled 144,100 ounces, with gold sales of 142,000 ounces of gold at an average selling price of US$1,289 per ounce ($1,410 per ounce). Based on results to the end of September, the Company is on track to produce at least 180,000 ounces of gold in 2014.

	Three Months Ended			Nine Months Ended
	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
Tonnes milled	320,800	309,800	202,300	914,400	630,900
Recovery (%)	96.7	96.6	95.2	96.6	95.5
Grade (grams/tonne)	4.6	5.4	4.7	5.0	4.3
Gold Ounces
Production	45,600	52,300	28,900	142,500	82,900
Poured	44,900	53,500	25,900	144,100	78,200
Sales	45,500	53,500	32,300	142,000	86,000
Gold price (US$/ounce)	1,284	1,289	1,324	1,289	1,444
Gold price ($/ounce)	1,397	1,404	1,372	1,410	1,476

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Our number one priority for growing value is continuing to generate strong quarterly results and building on our track record of effective execution and operating performance. With that in mind, we are very pleased with our production in both the third quarter and first nine months of 2014, which achieved increases of 58% and 72%, respectively, from the same periods a year ago. Our solid production numbers so far this year have contributed to very competitive unit operating costs and to a rapid increase in our cash position, with cash and bullion at September 30, 2014 totaling approximately $67.0 million. At the same time that we have grown our cash, we have also repaid approximately $20.0 million of debt, which has further contributed to increased balance sheet strength.

“With total production of 142,500 ounces to the end of September, we are well positioned to produce at least 180,000 ounces of gold this year. In addition to continued strong operating results, we are working to grow value by drilling to extend mine life at our operations and by advancing our projects and exploration properties. We recently announced encouraging drill results at Bell Creek, which highlighted the significant potential to add to the mine’s reserve base. We have also been doing metallurgical work at both Fenn-Gib and Gold River, and have recently resumed surface drilling at our 144 property, a high-potential exploration target adjacent to the Timmins West Mine’s Thunder Creek Deposit.”

The Company’s full financial results for Q3/14 and 9M/14 will be released after the market close on Wednesday, October 29, 2014, with a conference call and webcast to follow on Thursday, October 30, 2014. Details of the conference call and webcast will be released shortly.

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com